NEWS RELEASE

February 4, 2009

Trading Symbols:

AMM :TSX, AAU : NYSE Alternext US

www.almadenminerals.com

ALMADEN PLANS DIAMOND DRILL PROGRAM AT ATW DIAMOND PROPERTY

Almaden Minerals Ltd. (“Almaden”; TSX:AMM; Alternext:AAU) has received the results of a comprehensive reinterpretation of past magnetic, electromagnetic/resistivity and gravity survey data.  The reinterpretation was undertaken by Petra Geophysical Consulting Inc. (Petra) on geophysical surveys previously completed at Almaden’s 58.8% owned ATW diamond property located at Mackay Lake, NWT. The ATW project is located proximal to a number of active diamond projects: The Diavik Mine lies about 29 kilometres north, the Snap Lake Project is about 68 kilometres southwest, the Mountain Province/De Beers Gacho Kue Project is about 72 kilometres southeast, and Peregrine Diamonds Ltd’s DO-27 Kimberlite lies 20 kilometres to the northeast. Petra’s analysis in conjunction with the Spring 2008 sonic drilling results forms part of a recent reinterpretation of extensive geophysical and geochemical data that has identified numerous high-quality targets.  Drill testing is planned for at least seven of these targets during the coming months.

The seven priority geophysical targets lie within an approximately 2 kilometre by 800 metre area of interest at the up-ice terminus of a 20 kilometre long kimberlite indicator mineral (KIM) dispersion train.  The two highest priority targets occur as isolated magnetic high anomalies which are situated  at the head of the dispersion train, and define the approximate width of the dispersion train’s head.  A third high-priority linear magnetic high with modeled dimensions of 10 metres wide by 1 kilometre long separates the first two anomalies and may represent a kimberlite dyke.  The row of sonic drill holes located immediately up-ice of these targets does not contain KIMs and this apparent KIM cutoff suggests that a proximal source or sources may be present.  The results of a previously released (see Almaden News Release: October 22, 2008) Mineral Composition and Surface Texture Study conducted by Mineral Services Canada Inc. (MSC) on mineral grains recovered during the 2003 and 2008 sonic drilling has determined that there could be as many as five distinct kimberlite sources contributing KIM’s to the area of interest; including at least three sources that show the potential to contain diamonds of peridotitic or eclogitic origin. J.D. Poliquin, Chairman of Almaden commented “The coincidence of high-priority geophysical targets and till samples returning diamond associated peridotitic and eclogitic indicator mineral compositions greatly increases our confidence as we proceed to drill testing”. Almaden has planned a Spring 2009 exploration program at the ATW Property consisting of ground geophysical surveys, diamond drilling of at least seven high priority geophysical targets and further Sonic overburden drilling if warranted.

Since 1992, when the property was acquired through staking, Almaden, along with former and present partners and optionees, have traced a KIM plume in glacial till roughly 20 kilometres “up ice” and easterly under Mackay Lake. Over several campaigns, Almaden and partners have followed this plume further up-ice using sonic drilling to obtain till samples from the lake bottom. This work has narrowed the search area to the presently defined 2 kilometer by 800 metre area of interest under Mackay Lake. Based on bathymetry and sonic drilling done by the Company, water depths for these holes will average approximately 15 metres.

Kristopher J. Raffle, P.Geo., APEX Geoscience Ltd., is a qualified person as defined by National Instrument 43-101 and is responsible for the preparation and approval of the technical information disclosed in the News Release.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE Alternext US have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.